SHINN & SONS, INC

Profit & Loss by Class

January through December 2021

	5_SAN FRANCISCO
Ordinary Income/Expense	
Income	
Sales	1,271,257.00
Total Income	1,271,257.00
Cost of Goods Sold	
Purchases	362,246.12
Total COGS	362,246.12
Gross Profit	909,010.88
Expense	
Advertising and Promotion	8,331.65
Amortization Expense	22,275.00
Automobile Expense	3,349.23
Bank Service Charges	45.00
Business Licenses and Permits	1,361.94
Charitable Contributions	0.00
Commission	128,927.79
Computer and Internet Expenses	26.33
Depreciation Expense	23,068.00
Dues and Subscriptions	7,012.72
Education	0.00
Employee Benefits	29,263.30
Insurance	12,969.60
Interest Expense	23,884.65
Loan Fee	0.00
Marketing	4,303.81
Meals and Entertainment	
Business meal	4,590.23
Meals and Entertainment - Other	692.44
Total Meals and Entertainment	5,282.67
Merchant Account Fees	7,611.86
Miscellaneous Expense	68.78
Office Supplies	11,475.87
Outside Service	1,128.00
Parking and Tolls	43.93
Payroll Expenses	
Officers	
Officers Salary	137,800.00
Total Officers	137,800.00
Payroll Expenses - Other	330,062.51
Total Payroll Expenses	467,862.51
Payroll Tax Expense	36,672.28
Postage and Delivery	46.81
Professional Fees	
Accounting	3,500.00
Consulting	159.00
Legal	4,858.33
Professional Fees - Other	304.00
Total Professional Fees	8,821.33
Rent	58,521.17
Repairs and Maintenance	4,226.26
Security	0.00
Supplies	2,330.94
Tax-Property	6,397.27
Telephone	3,438.61
Travel	137.17
Uniform and Linen Service	2,077.80
Utilities	20,489.95
Web Development	480.00
Total Expense	901,932.23
Net Ordinary Income	7,078.65
Other Income/Expense	
Other Income	
Interest Income	0.15
Other Income	
SBA-PPP	101,600.00
Other Income - Other	1,827.15
Total Other Income	103,427.15
Total Other Income	103,427.30
Other Expense	
State Tax	0.00
Total Other Expense	0.00
Net Other Income	103,427.30
Net Income	**110,505.95**

SHINN & SONS, INC

Balance Sheet by Class

As of December 31, 2021

	5_SAN FRANCISCO
ASSETS	
Current Assets	
Checking/Savings	
CHASE1.SAN MATEO - 0679	0.00
CHASE_2.LOS GATOS - 1818	0.00
CHASE_3.BELMONT - 1206	0.00
CHASE_4.CAMPBELL - 1511	0.00
CHASE_5.SAN FRANCISCO - 0900	60,179.07
CHASE_6.General - 2232	-124,420.24
COMERICA BANK - 0900	145,468.00
COMERICA BANK - 0926	0.00
TECH-CU_Checking	4,114.98
TECH-CUSavings	100.97
Wells Fargo_2.LOS GATOS-0545	0.00
Wells Fargo_3.BELMONT-0529	0.00
Total Checking/Savings	85,442.78
Other Current Assets	
A/R between Stores	
Accounts Receivable From 1.SM	0.00
Accounts Receivable From 2.LG	0.00
Accounts Receivable From 3.BM	506.30
Accounts Receivable From 4.CB	3,162.68
Accounts Receivable From 5, SF	-150,385.84
Total A/R between Stores	-146,716.86
Employee Advance	210.00
Inventory	14,146.00
Note Receivable	
Corolla	0.00
Total Note Receivable	0.00
Total Other Current Assets	-132,360.86
Total Current Assets	-46,918.08
Fixed Assets	
Accumulated Depreciation	-234,003.37
Automobile and Truck	0.00
Furniture and Fixture	16,722.83
Leasehold Improvements	393,312.96
Machinary and Equipment	27,124.43
Total Fixed Assets	203,156.85
Other Assets	
Accumulated Amortization	-149,096.00
Covenant not to Compete	0.00
Goodwill	51,000.00
Lease Value	139,000.00
Security Deposits	
BOE	0.00
Fixture	0.00
Lease	4,000.00
Total Security Deposits	4,000.00
Start-Up Cost	22,495.50
Total Other Assets	67,399.50
TOTAL ASSETS	**223,638.27**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card -5362	
Card BM -0821	0.00
Card CB -5754	0.00
Card SF -1074	442,662.83
Card SF -7891	46,919.09
Card SM -5362	-62,325.28
Chase Credit Card -5362 - Other	-478,618.43
Total Chase Credit Card -5362	-51,361.79
Chase Credit Card -6787	
Card -6787	-4,002.32
Card LG -4626	1,306.64
Chase Credit Card -6787 - Other	-986.36
Total Chase Credit Card -6787	-3,682.04
Chase Credit Card SF -8527	14,357.81
CitiCC-5521	-1,805.19
Total Credit Cards	-42,491.21
Other Current Liabilities	
A/P between stores	
Accounts Payable to 1.SM	42,347.81
Accounts Payable to 2.LG	21,902.64
Accounts Payable to 3.BM	49,794.00
Accounts Payable to 4.CB	36,341.39
Accounts Payable to 5, SF	-202,689.48
Total A/P between stores	-52,303.64
Sales Tax Payable	10,569.11
Total Other Current Liabilities	-41,734.53
Total Current Liabilities	-84,225.74
Long Term Liabilities	
SBA LOAN	
COMERICA	422,713.30
EIDL LOAN	0.00
Total SBA LOAN	422,713.30
Total Long Term Liabilities	422,713.30
Total Liabilities	338,487.56
Equity	
Common Stock	157,000.00
Retained Earnings	-367,931.79
Shareholder Distributions	-14,423.45
Net Income	110,505.95
Total Equity	-114,849.29
TOTAL LIABILITIES & EQUITY	**223,638.27**